Filed by Navios Maritime Partners L.P.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Navios Maritime Acquisition Corporation

Commission File No.: 001-34104

Date: August 26, 2021

The following was included as part of a Report on Form 6-K filed by Navios Maritime Partners L.P. with the Securities and Exchange Commission on August 26, 2021:

Merger

On August 25, 2021, Navios Maritime Partners L.P. (“NMM”) and its direct wholly-owned subsidiary Navios Acquisition Merger Sub. Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger with Navios Maritime Acquisition Corporation (the “NNA”) (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into NNA, with NNA being the surviving entity (the “Merger”). Upon consummation of the Merger, NNA will become wholly owned by NMM. The Merger Agreement was unanimously approved by a special committee of the board of directors of NNA and its board of directors and by NMM’s conflicts committee and its board of directors.

Under the terms of the Merger Agreement, upon consummation of the Merger, each outstanding share of common stock of NNA (such shares, the “NNA Common Stock”) that is held by a holder other than NMM, NNA and their respective subsidiaries will be converted into the right to receive 0.1275 of a common unit of NMM

Pursuant to the Merger Agreement, NMM will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4, which will include a proxy statement/prospectus describing the Merger and NMM’s common units to be issued in the Merger. After the registration statement is declared effective by the SEC, the proxy statement/prospectus will be mailed to holders of NNA Common Stock and NNA will hold a special meeting of the holders of NNA Common Stock (the “NNA Stockholders’ Meeting”) to vote on the Merger Agreement and the Merger.

The closing of the Merger is conditioned upon, among other things:

•

the approval of the Merger Agreement and the Merger by at least a majority of the outstanding shares of NNA Common Stock at the NNA Stockholders’ Meeting (such approval, the “NNA Stockholder Approval”);

•	the registration statement on Form F-4 referred to above having been declared effective by the SEC;

•	the absence of legal injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; and

•	the approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the common units of NMM to be issued in the Merger.

Under the terms of the Merger Agreement, NMM, which, subsequent to the Equity Issuance described below, beneficially owns 44,117,647 shares of NNA Common Stock or approximately 62.4% of the outstanding shares of NNA Common Stock, has agreed to vote those shares of NNA Common Stock in favor of the Merger and the Merger Agreement at the NNA Stockholders’ Meeting.

The Merger Agreement contains (i) customary representations and warranties of NMM and NNA and (ii) covenants of NMM and NNA with respect to, among other things, certain actions taken (or not to be taken) prior to the closing of the Merger. In addition, NNA has agreed to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding acquisition proposals, subject to certain exceptions. The NNA board of directors (acting upon the recommendation of the NNA special committee) may change its recommendation with respect to the Merger in certain circumstances described in the Merger Agreement.

The Merger Agreement contains provisions granting both NMM and NNA the right to terminate the Merger Agreement for certain reasons, including, among others, if (i) the closing has not occurred by August 31, 2022 (the “Outside Date”), (ii) any governmental authority has issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule regulation, decree or executive order) enjoining or prohibiting the Merger, or (iii) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Outside Date.

The Merger Agreement provides that upon termination of the Merger Agreement in connection with a material breach by NMM or NNA (as applicable), the other party will be entitled to expense reimbursement of $1,000,000.

NMM Loan Agreement

In connection with the execution of the Merger Agreement, on August 25, 2021, NNA and NMM entered into a loan agreement (the “NMM Loan Agreement”) under which NMM agreed to make available to NNA a working capital facility of up to $45,000,000. As of the date hereof, the full amount of the facility has been drawn by NNA. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date of the draw. The facility bears interest at the rate of 11.50% per annum.

Redemption and Discharge of Ship Mortgage Notes

Pursuant to the Merger Agreement, on August 26, 2021, NNA called for redemption of all of its outstanding 8.125% First Priority Ship Mortgage Notes due November 15, 2021 (the “Ship Mortgage Notes”) and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes to satisfy and discharge NNA’s obligations under the indenture relating to the Ship Mortgage Notes. The redemption date for the Ship Mortgage Notes will be September 25, 2021.

NNA funded the approximately $397,478,000 aggregate redemption price with net proceeds from (i) the purchase by NMM pursuant to the Merger Agreement of 44,117,647 newly issued shares of NNA Common Stock for an aggregate purchase price of $150,000,000, or $3.40 per share (the “Equity Issuance”), and (ii) new secured borrowings by NNA and its subsidiaries. The shares of NNA Common Stock purchased by NMM pursuant to the Equity Issuance will be cancelled in the Merger for no consideration.

The foregoing descriptions of the Merger Agreement and the NMM Loan Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the respective agreements. Copies of the Merger Agreement and the NMM Loan Agreement are Exhibits 4.1 and 4.2 hereto and the terms of which are incorporated herein by reference.

The Merger Agreement and NMM Loan Agreement are incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about NMM, NNA, the other parties thereto or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the applicable agreement were made only for purposes of those agreements and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of NMM, NNA, the other parties to the applicable agreements or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the dates of the applicable agreements, which subsequent information may or may not be fully reflected in public disclosures by NMM and NNA. The applicable agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger and the other transactions that will be contained in, or incorporated by reference into, the registration statement that NMM will file in connection with the Merger, as well as in the other filings that each of NMM and NNA make with the SEC.

Press Release

On August 26, 2021, NMM and NNA issued a joint press release, announcing the entry into the Merger Agreement, and the other related transactions as described herein. A copy of this press release is furnished and attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information

In connection with the proposed Merger, NMM will file a registration statement and a related proxy/prospectus with the SEC. Investors are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements) because they will contain important information regarding the NMM common units and the Merger. Investors may obtain free copies of the registration statement and the related proxy/prospectus when they become available, as well as other filings containing information about NMM and NNA, without charge, at the SEC’s website (www.sec.gov).

This communication may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “intend,” “will,” “should,” and similar expressions, as they relate to NMM and NNA and their respective subsidiaries are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Neither NMM nor NNA assume any obligation to update any forward-looking statement as a result of new information or future events or developments, except as required by law.

The following is a press release issued by Navios Maritime Partners L.P. on August 26, 2021 and was posted by Navios Maritime Partners L.P. to its website (available at: http://navios-mlp.irwebpage.com/ir.html):

Navios Maritime Partners L.P.

Announces a Merger

with Navios Maritime Acquisition Corporation

Navios Maritime Acquisition Corporation

Ship Mortgage Notes being Redeemed

Conference Call & Webcast: Tuesday, August 31, 2021 at 8:30 am ET

MONACO, August 26, 2021 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an international owner and operator of dry cargo vessels, and Navios Maritime Acquisition Corp. (“Navios Acquisition”) (NYSE:NNA), an international owner and operator of tanker vessels, announced today a definitive transaction agreement providing for a combination of Navios Partners and Navios Acquisition in a transaction in which shareholders of Navios Acquisition will receive 0.1275 of a common unit of Navios Partners for each outstanding common share of Navios Acquisition. All of Navios Acquisition’s outstanding 8.125% First Priority Ship Mortgage Notes, due on November 15, 2021 (the “Ship Mortgage Notes”), will be redeemed in accordance with their terms with the proceeds of a cash contribution from Navios Partners and newly arranged secured term loan financings (the “Transaction”).

Angeliki Frangou, Chairwoman and Chief Executive Officer, stated, “We are announcing a transformative transaction. The combined entity will be the largest U.S. publicly-listed shipping company in terms of vessel count, with 15 vessel types diversified across three segments, servicing more than 10 end markets. About one-third of our fleet will be in each of the dry bulk, containership and tanker segment. We believe that this combination will result in a stronger, more resilient entity, mitigating sector specific cyclicality. This should enable us to capitalize on opportunities throughout the industry and provide even returns to our stakeholders across cycles.

This combination of two companies with similar core values and beliefs, as it relates to our service offerings, will allow us to continue to deliver the high-quality service that our customers expect. We have a proven model to execute seamless combinations, as evidenced by our prior successful roll-up transactions, and we anticipate a smooth execution for this combination as well.”

Benefits of Combination

The Transaction is expected to:

•

Create the #1 largest U.S. publicly-listed shipping company, with over 140 vessels aggregating approximately 15 million deadweight tons operating in three segments through 15 different vessel types and serving more than 10 end markets.

•	Scale operations with trades across all sizes with about one-third of its vessels operating in each of the three segments.

•	Achieve diversification to mitigate idiosyncratic segment volatility as operational segments are driven by unique fundamentals.

•	Optimize strategy allowing management to take advantage of opportunities within each sector, such as by calibrating charter term based upon segment opportunity.

•	Realize annual cost reductions.

•

Maintain significant financial flexibility with a combined modest leverage ratio of approximately 35%, based upon the average of publicly available broker reports as of August 20, 2021, and a large collateral value base for refinancing debt maturities.

•	Enhance credit profile by increasing cash retention to support growth and continued deleveraging.

•	Grow equity market capitalization and depth in share trading to offer an attractive fundamental investment opportunity to investors seeking exposure to global economy.

•	Maintain and ultimately grow returns to unitholders of the combined company.

•	Provide Navios Acquisition’s shareholders the opportunity to continue to participate in the combined company and avail themselves of market upside

The current value of the combined company’s vessels is estimated at $4.2 billion based upon the average of publicly available broker reports; the combined company will also have an enterprise value of approximately $2.25 billion. With a $1.6 billion pipeline of contracted revenue coupled with about 47,634 available days in 2022, the combined fleet is well-positioned to take advantage of the healthy dry cargo markets as well as any future upturn in the tanker market.

Merger / Merger Consideration

Pursuant to the definitive transaction agreement, Navios Acquisition will merge with a subsidiary of Navios Partners and become a wholly owned subsidiary of Navios Partners. In the merger, Navios Acquisition’s shareholders will receive 0.1275 of a common unit of Navios Partners for each common share of Navios Acquisition. Based on Navios Partners’ August 24, 2021 closing price, the merger consideration reflects a per share value of $3.40, representing premiums to Navios Acquisition shareholders of 65% based on the August 24, 2021 closing price and 17.6% based on the most recent 60-day volume weighted average price of Navios Acquisition’s common shares.

The exchange of shares of Navios Acquisition for common units of Navios Partners in the merger is expected to be a tax-free exchange for shareholders of Navios Acquisition for U.S. federal income tax purposes.

The combined company will be led by the existing board of directors of Navios Partners, comprised of seven directors, a majority of whom are independent.

Redemption and Discharge of Navios Acquisition Ship Mortgage Notes

Pursuant to the definitive transaction agreement, Navios Acquisition has called for redemption all of its outstanding Ship Mortgage Notes (with a redemption date of September 25, 2021) and has discharged its obligations under the Indenture relating to the Ship Mortgage Notes by remitting to the Indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes.

Navios Acquisition funded the redemption price using a combination of proceeds from the sale pursuant to the definitive transaction agreement of approximately 44.1 million newly issued Navios Acquisition common shares to Navios Partners in exchange for a cash contribution of $150.0 million (the “NNA Equity Issuance”) and borrowings under Navios Acquisition’s newly arranged secured term loan financings. In connection with the new financings, Navios Shipmanagement Holdings Corporation (“NSM”) released all of the collateral securing its loan to Navios Acquisition (the “NSM Loan”) and surrendered its option to exchange all or a portion of the NSM Loan for equity of Navios Acquisition’s material subsidiary, Navios Maritime Midstream Partners L.P. The released collateral was included in the collateral securing Navios Acquisition’s newly arranged secured term loan financings. In addition, NSM canceled $30.0 million of the approximately $98.1 million outstanding balance of the NSM Loan in exchange for 8.8 million newly issued common shares of Navios Acquisition. The Navios Acquisition common shares issued to NSM will be exchanged in the merger for common units of Navios Partners on the same terms applicable to the other Navios Acquisition shareholders. Any Navios Acquisition common shares owned by Navios Partners (including the shares issued pursuant to the NNA Equity Issuance) will be canceled in connection with closing of the merger for no consideration.

Working Capital Facility

In connection with the Transaction, Navios Partners provided Navios Acquisition with a $45.0 million interim working capital facility.

Approvals

The Transaction was unanimously approved by both the special committee of the Board of Directors of Navios Acquisition (“Special Committee”), consisting of independent directors, and Navios Acquisition’s full board of directors. The Transaction was also unanimously approved by the Conflicts Committee of Navios Partners as well as its full board of directors.

Merger Closing

The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form F-4 related to the issuance of common units of Navios Partners to the shareholders of Navios Acquisition and the approval of the merger by holders of a majority of the outstanding Navios Acquisition common shares at a special meeting of Navios Acquisition shareholders to be held after the registration statement is declared effective. As a result of the NNA Equity Issuance, Navios Partners owns approximately 62.4% of the outstanding common shares of Navios Acquisition. Pursuant to the definitive transaction documentation, Navios Partners has agreed to vote all of its Navios Acquisition common shares in favor of the merger, which will be sufficient to approve the merger.

The merger is expected to close in the fourth quarter of 2021.

Navios Partners’ management will host a conference call on Tuesday, August 31, 2021 to discuss the transaction.

Advisors

Latham & Watkins LLP acted as legal advisor and Pareto Securities AS acted as financial advisor to the Special Committee of Navios Acquisition. Thomson Hine LLP acted as legal advisor to Navios Acquisition. Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal advisor and Jefferies LLC and S. Goldman Advisors LLC acted as financial advisors to Navios Partners.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed Transaction, Navios Partners will file a registration statement and a related prospectus with the Securities and Exchange Commission (“SEC”) pursuant to which the issuance of the common units of Navios Partners in the proposed Transaction will be registered. Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they will contain important information regarding the Navios Partners’ common units and the Transaction. Investors may obtain free copies of the registration statement and the related prospectus when they become available, as well as other filings containing information about Navios Partners and Navios Acquisition, without charge, at the SEC’s Web site (www.sec.gov).

Conference Call Details:

Navios Partners’ management will host a conference call on Tuesday, August 31, 2021 to discuss the transaction.

Call Date/Time: Tuesday, August 31, 2021 at 8:30 am ET

Call Title: Navios Partners combination with Navios Acquisition Conference Call

US Dial In: +1.877.876.9177

International Dial In: +1.785.424.1672

Conference ID: NAVIOS0831 or 6284670831

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1. 888-566-0151

International Replay Dial In: +1. 402-220-9181

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A presentation outlining the Transaction described in this press release will be posted under the “Investors” section of Navios Partners Website prior to the call.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit the Company’s website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit the Company’s website: www.navios-acquisition.com.

Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed transaction involving Navios Partners and Navios Acquisition, including statements as to the expected timing, completion and effects of the proposed transaction and statements relating to Navios Partners’ future success. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are usually identified by the use of words such as “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of management of Navios Partners and Navios Acquisition as well as assumptions made by and information currently available to Navios Partners and Navios Acquisition. Such statements reflect the current views of Navios Partners and Navios Acquisition with respect to future events and are subject to known and unknown risks, including business, economic and competitive risks, uncertainties, contingencies and assumptions about Navios Partners and Navios Acquisition, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with customers or other parties resulting from the announcement or completion of the proposed transaction, (iv) possible disruptions from the proposed transaction that could harm Navios Partners and Navios Acquisition respective businesses, including current plans and operations, (v) unexpected costs, charges or expenses resulting from the proposed transaction, (vi) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected cost savings and other benefits expected from the proposed transaction will not be realized or will not be realized within the expected time period, and (vii) the unknown future impact of the COVID-19 pandemic Navios Partners and Navios Acquisition’s operations or operating expenses. More details about these and other risks that may impact Navios Partners and Navios Acquisition respective businesses are described under the heading “Risk Factors” in the reports Navios Partners and Navios Acquisition file with or furnish to the SEC, including their respective Annual Reports on Form 20-F and Reports on Form 6-K, which are available on the SEC’s website at www.sec.gov. Navios Partners and Navios Acquisition caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Navios Partners and Navios Acquisition do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com

Navios Maritime Acquisition Corporation

+1 (212) 906 8644

info@navios-acquisition.com